For the fiscal year ended March 31, 2006.
File number:  811-08565
Prudential Real Estate Securities Fund


SUB-ITEM 77D-2


STRATEGIC PARTNERS REAL ESTATE FUND
Prospectus and Statement of Additional Information dated
May 27, 2005
Supplement dated September 12, 2005
Effective on or about September 27, 2005, Principal Real
Estate Investors, LLC ("Principal") will join Wellington
Management Company, LLP ("Wellington Management"), as a subadviser to the Strategic Partners Real Estate Fund, formerly known as the Strategic Partners Real Estate
Securities Fund. Wellington and Principal will initially assume responsibility for managing approximately 90% and 10%, respectively, of the Fund's assets.
This supplement sets forth the changes to the prospectus and statement of additional information that will be effective with the addition of Principal on or about
September 27, 2005.
The following replaces the discussion in the section of the prospectus under "Risk/Return Summary," titled "Investment
Objectives and Principal Strategies."
INVESTMENT OBJECTIVES AND PRINCIPAL STRATEGIES
Our investment objectives are high current income and long-term growth of capital. This means we seek investments whose price will increase over time and which will pay the Fund dividends and other income. We normally invest at least 80% of the Fund's investable assets (net assets plus any borrowings made for investment purposes) in equity-related securities of real estate companies, principally real estate investment trusts (REITs). We may invest more than 5% of the Fund's total assets in any one issuer.
While we make every effort to achieve our objectives, we can't guarantee success.
The Fund will provide 60 days' prior written notice to shareholders of a change in its non-fundamental policy of investing at least 80% of its investable assets in the equity-related securities of real estate companies.
The assets of the Fund are independently managed by two subadvisers under a multi-manager structure: Wellington
Management Company, LLP ("Wellington Management") and
Principal Real Estate Investors, LLC ("Principal") (each a
"Subadviser"). Pursuant to the multi-manager structure, PI determines and allocates a portion of the Fund's assets to each of the Subadvisers. The allocations will be reviewed by PI periodically, and the allocations may be altered or adjusted by PI without prior notice. Such adjustments will be reflected in the annual update to this prospectus.
Wellington Management's approach to real estate investing is based on a bottom-up analysis of factors affecting individual securities combined with a top-down analysis of the real estate market. At the individual security level, Wellington Management believes that real estate security performance is significantly impacted by the location of assets, constraints on supply within that location, and management's ability to add value through development, asset repositioning, and achieving operating economies of scale. Wellington Management uses intensive financial analysis and an evaluation of individual competitive position to identify securities with the most attractive characteristics. Wellington Management evaluates management's ability to increase shareholder value and manage risk. In addition, a top-down evaluation of real estate trends influences sector weights and regional diversification.
Principal's approach seeks to deliver superior risk-adjusted total returns relative to both the index and Principal's peers when measured over a full market cycle.
Principal's approach seeks to achieve a high level of current income by investing predominately in real estate investment trusts or REITs. The REIT designation under the Internal Revenue Service code allows commercial real estate owners who have agreed to distribute 90% of their taxable earnings each year, in addition to satisfying a series of other tests, to avoid paying federal corporate income taxes. In Principal's judgment, this requirement and the portfolio's emphasis on investing in REITs combine to enhance the prospects that a high level of current income, relative to the average dividend yield of S&P 500, will be provided by the Fund.
Earnings growth potential is an important attribute when investing in a company. This growth, if achieved, is expected to result in increased stock prices and the long-term appreciation of capital for Fund investors. Principal evaluates a real estate company's capacity to grow earnings by examining the following factors:
(1) market conditions a company is expected to experience,
(2) degree of leverage being utilized, (3) earnings capability of the real estate assets owned and
(4) soundness of management's business strategy.
The following replaces the discussion in the section of the prospectus under "How the Fund Invests- Investment
Objectives and Policies" titled "Relative Valuation."
Although each Subadviser will follow the Fund's policy of investing, under normal circumstances, at least 80% of the Fund's assets in equity-related securities of real estate companies, principally REITs, each Subadviser expects to utilize different investment strategies to achieve the Fund's objective of high current income and long-term capital growth. The current asset allocations and principal investment strategies for each of the Subadvisers is summarized below:
Wellington Management uses a proprietary database that adjusts real estate stocks based on their portfolios, balance sheet, management and earnings prospects. Using this database, Wellington Management derives targeted valuations for real estate securities. Wellington
Management then searches through the universe of real estate securities to hold only those stocks that they believe have the best long-term growth prospects. This group of stocks can change as economic conditions change both nationally and regionally. Wellington Management also sells stocks when they believe the security has priced in all of its future earnings growth potential relative to its peer group.
Principal's investment process places heavy emphasis on relative valuation. Principal narrowly defines the universe of companies it invests in as those whose revenues are predominately derived from the ownership of U.S. commercial real estate property. Within this group of companies
Principal seeks to invest in companies who offer superior relative valuation.
Principal judges relative valuation attractiveness using a proprietary fundamentally research driven process. This process involves an in-depth study of each company within the real estate company universe coupled with rigorous securities valuation analysis. The outcome of this work guides Principal in portfolio construction.
The following supplements the discussion in the section of the prospectus titled "How the Fund Is Managed- Investment
Adviser."
Principal Real Estate Investors, LLC (Principal or a subadviser) is a sub-adviser to the Fund. Principal Real
Estate Investors is the dedicated real estate group of Principal Global Investors and manages over $30 billion in commercial real estate assets. Real estate capabilities include commercial mortgage-backed securities, real estate equity securities and a broad range of private market real estate equity and debt alternatives. Principal Real Estate
Investors is the fourth largest institutional real estate manager in the United States based on tax-exempt assets under management. The firm's greatest strength is its experienced staff and depth of resources, including over 170 real estate investment professionals. These professionals are supported by a large, diverse staff of specialized real estate administration and operations personnel.
The following supplements the discussion in the section of the prospectus titled "How the Fund Is Managed- Portfolio
Managers."
Kelly D. Rush, CFA, is the lead portfolio manager and heads the Principal Real Estate Equity Securities team. He is supported by three dedicated Real Estate Investment Trusts
(REIT) analysts. He has served as a portfolio manager for the Fund since September, 2005. Mr. Rush has over 18 years of experience in the real estate investment area. He has experience in both separate account and pooled fund management and has been managing real estate stock portfolios since 1997. Mr. Rush received an MBA in business administration and a bachelor's degree in finance from the University of Iowa.
PI has responsibility for all investment advisory services, supervises each Subadviser, and pays each Subadviser for its services.
Additional information about the portfolio managers concerning their compensation, other accounts that he manages and ownership of securities in the Fund may be found in the SAI under "Investment Advisory and Other
Services - Additional Information About the Portfolio
Managers."
The following supplements the section of the Statement of Additional Information titled "Investment Advisory and
Other Services- Manager and Investment Adviser."
PI has entered into a Subadvisory Agreement with Principal
Real Estate Investors, LLC ("Principal," and, along with
Wellington Management, a "Subadviser") with respect to the portion of Fund assets advised by Principal. The
Subadvisory Agreement provides that Principal furnish investment advisory services in connection with the management of the Fund. In connection therewith, Principal is obligated to keep certain books and records of the Fund.
PI continues to have responsibility for all investment advisory services pursuant to the Management Agreement and supervises Principal's performance of such services. PI pays Principal at an annual rate of .50% of the average daily net assets of that portion of Fund Principal manages.
Principal began serving as a subadviser to the Fund in September 2005.
The Subadvisory Agreement provides that it will terminate in the event of its assignment (as defined in the 1940 Act) or upon the termination of the Management Agreement. The
Subadvisory Agreement may be terminated by the Fund, PI or Principal upon not more than 60 days' nor less than 30 days' written notice. The Subadvisory Agreement provides that it will continue in effect for a period of more than two years from its execution only so long as such continuance is specifically approved by the Board at least annually in accordance with the requirements of the 1940
Act.
The following supplements the section of the Statement of Additional Information titled "Additional Information About the Portfolio Manager."
Additional Information About the Portfolio Managers
The following tables set forth certain additional information with respect to the portfolio managers for the Fund. This information is provided as of June 30, 2005.
Other Accounts Managed by Portfolio Manager. The table below identifies, for each Portfolio Manager, the number of accounts managed and the total assets in such accounts, within each of the following categories: registered investment companies, other pooled investment vehicles, and other accounts. For each category, the number of accounts and total assets in the accounts whose fees are based on performance is indicated in italics typeface.

Portfolio       Registered      Other Pooled
Other Accounts
Manager         Investment      Investment
                Companies       Vehicles

Kelly Rush      2 Registered    1
Unregistered  17 Other Accounts
                Investment      Pooled
with $172.8 million
                Companies with  Investment
in total assets
                $844.3 million  Vehicle with
under management.
                in total        $8,839,313
                assets under    in assets
                management.     under
                                management.

Portfolio Manager Compensation / Material Conflicts of
Interest. Set forth below is an explanation of the structure of, and method(s) used by Principal to determine
Portfolio Manager compensation. Also set forth below is an explanation of any material conflicts of interest that may arise between the Portfolio Manager's management of the Fund's investments and investments in other accounts.
Principal is a member of Principal Global Investors
("Principal Global"), whose compensation policies and practices apply to Principal's Portfolio Manager. Principal
Global offers a nationally competitive salary and incentive compensation plan that is evaluated annually relative to other top-tier asset management firms. Percentages of base salary verses performance bonus vary by position but are based on national market data and are consistent with industry standards. Total cash compensation is targeted to be consistent with the national averages.
Incentive compensation for portfolio managers is directly aligned with client objectives. Relative investment performance versus appropriate client benchmarks and peer groups are the dominant factor in determining incentive compensation. Additionally, measures of relative performance focus on longer term results (1 yr, 3 yr and 5 yr comparisons) consistent with appropriate risk management. A portion of annual incentive compensation for real estate portfolios may be payable in the form of restricted stock grants.
The incentive compensation program for Principal's REIT team is well aligned with client goals and objectives. On average, two thirds of incentive compensation for portfolio managers and analysts is determined directly on the basis of relative performance versus appropriate client benchmarks and peer groups. Results are measured over rolling one year, three year and five year periods consistent with appropriate risk management standards. The remaining one third of incentive compensation is based on a combination of individual results and overall firm results.
Overall firm results are driven primarily by aggregate investment performance across products relative to benchmarks and peers, in addition to financial results and new business development.
In addition to traditional cash incentive compensation, portfolio managers are eligible for long-term equity incentives including stock options and stock grants.
Conflicts of Interest between the Strategic Partners Real
Estate Fund and Other Accounts Sub-advised by Principal.
The purpose of Principal's Code of Ethics ("Code") is to prevent conflicts of interest which may exist, or appear to exist, when officers, directors and employees of Principal
Real Estate Investors): - own or engage in transactions involving Securities (as defined below) that are owned or are being purchased or sold or are being considered for purchase or sale for the accounts of clients of Principal;
- own or engage in transactions involving mutual funds of affiliates, Principal Financial Group stock, and investments in the company's 401k; or - undertake in other business activities outside of Principal which may cause, or appear to cause, conflicts of interest. Central to this Code is the principle that officers, directors and employees of Principal will adhere to the highest ethical standards and will act in accordance with the following fiduciary principles: - The duty at all times to place the interests of clients first; - The requirement that all personal securities transactions be conducted in such a manner as to be consistent with the code of ethics and to avoid any actual or potential conflict of interest or any abuse of an officer, director or employee's position of trust and responsibility; - The principle that investment adviser personnel should not take inappropriate advantage of their positions; - The fiduciary principle that information concerning the identity of security holdings and financial circumstances of clients is confidential; and
- The principle that independence in the investment decision-making process is paramount. - The duty to comply with applicable federal and state securities laws. As part of this requirement for high ethical standards, officers, directors and employees are expected to conduct themselves in a manner, which does not: - defraud clients in any way;
- mislead clients, including making a statement that omits material facts; - engage in any act, practice or course of conduct which operates or would operate as a fraud or deceit upon such client; - engage in any manipulative practice with respect to a client; or - engage in any manipulative practice with respect to securities, including price manipulation. Principal officers, directors and employees who fail to conform to the fiduciary standards stated in this Code will be subject to penalties including but not limited to reprimand, fines or termination of employment.
Portfolio Manager Securities Ownership. The table below identifies, for the Portfolio Manager, ownership of Fund securities by that Portfolio Manager.
Portfolio Manager Ownership of Fund Securities Kelly Rush
None
The following supplements Appendix II to the Statement of Additional Information titled "Proxy Voting Policies of The
Subadviser."
Principal Real Estate Investors, LLC ("Principal")
Principal Global Investors, LLC
Principal Capital Global Investors Limited Principal Real
Estate Investors, LLC
Spectrum Asset Management, Inc.
Principal Management Corporation
(The Advisers)
STOCK PROXY VOTING POLICY
FOR ALL CLIENT ACCOUNTS
GENERAL POLICY
Each of the Advisers is registered with the Securities and Exchange Commission and acts as investment manager for various types of client accounts (e.g. employee benefit plans, governmental plans, mutual funds, insurance company separate accounts, corporate pension plans, endowments, foundations, high net worth individuals). When delegated the authority by a client, each Adviser will vote client-owned shares under its management. The Advisers' policy concerning proxy voting of client-owned shares is:
1. To vote shares of common stock in the long-term economic best interest of the clients.
2. To act solely in the interest of clients in providing for ultimate long-term stockholder value.
3. To act without undue influence from individuals or groups who may have an economic interest in the outcome of a proxy vote.
PROCESS
For the purpose of timely and consistent application of the above general policy, the Advisers classify proxy vote issues into three broad categories: Routine Administrative
Items, Special Interest Issues, and Issues Having the
Potential for Significant Economic Impact. Once it has analyzed and identified each issue as belonging in a particular category, each Adviser will cast the client's vote(s) in accordance with the philosophy and decision guidelines developed for that category. New and unfamiliar issues are constantly appearing in the proxy voting process. As new issues arise, the Advisers will make every effort to classify them among the following three categories. If the Advisers believe it would be informative to do so, they may revise this document to reflect how they evaluate such issues.
Occasions may arise in which an Adviser is required to vote a proxy while having a conflict between its interest or the interest of an affiliated person of the Adviser and its clients. To protect clients against a breach of its duty to them, on any occasion when a proxy vote presents a conflict of interest, the Adviser will obtain the review of the General Counsel of Principal Financial Group, Inc. before casting such vote in a manner that is contrary to both (1) its pre-determined policy, and (2) the recommendation of Institutional Shareholder Services, Inc.
Due to timing delays, logistical hurdles and high costs associated with procuring and voting international proxies, each Adviser has elected to approach international proxy voting on the basis of achieving "best efforts at a reasonable cost."
CATEGORY I: Routine Administrative Items
Philosophy: The Advisers are willing to defer to management on matters of a routine administrative nature. The Advisers feel management is best suited to make those decisions which are essential to the ongoing operation of the company and which do not have a major economic impact on the corporation and its shareholders. Examples of issues on which the Advisers will normally defer to management's recommendation include:
1. selection of auditors
2. increasing the authorized number of common shares
3. election of unopposed independent directors
CATEGORY II: Issues Having the Potential for Significant
Economic Impact
Philosophy: The Advisers are not willing to defer to management on proposals which have the potential for major economic impact on the corporation and the value of its shares. The Advisers believe such issues should be carefully analyzed and decided by the owners of the corporation. Presented below are examples of issues which we believe have the potential for significant economic impact on shareholder value.
1. Classification of Board of Directors. Rather than electing all directors annually, these provisions stagger a board, generally into three annual classes, and call for only one-third to be elected each year. Staggered boards may help to ensure leadership continuity, but they also serve as defensive mechanisms. Classifying the board makes it more difficult to change control of a company through a proxy contest involving election of directors. In general, the Advisers vote on a case-by-case basis on proposals for staggered boards, but generally favor annual elections of all directors.
2. Cumulative Voting of Directors. Most corporations provide that shareholders are entitled to cast one vote for each director for each share owned - the one share, one vote standard. The process of cumulative voting, on the other hand, permits shareholders to distribute the total number of votes they have in any manner they wish when electing directors. Shareholders may possibly elect a minority representative to a corporate board by this process, ensuring representation for all sizes of shareholders. Outside shareholder involvement can encourage management to maximize share value. The Advisers generally support cumulative voting of directors.
3. Prevention of Greenmail. These proposals seek to prevent the practice of "greenmail", or targeted share repurchases by management of company stock from individuals or groups seeking control of the company. Since only the hostile party receives payment, usually at a substantial premium over the market value of its shares, the practice discriminates against all other shareholders. By making greenmail payments, management transfers significant sums of corporate cash to one entity, most often for the primary purpose of saving their jobs. Shareholders are left with an asset-depleted and often less competitive company. The
Advisers think that if a corporation offers to buy back its stock, the offer should be made to all shareholders, not just to a select group or individual. The Advisers are opposed to greenmail and will support greenmail prevention proposals.
4. Supermajority Provisions. These corporate charter amendments generally require that a very high percentage of share votes (70-85%) be cast affirmatively to approve a merger, unless the board of directors has approved it in advance. These provisions have the potential to give management veto power over merging with another company, even though a majority of shareholders favor the merger. In most cases the Advisers believe requiring supermajority approval of mergers places too much veto power in the hands of management and other minority shareholders, at the expense of the majority shareholders, and therefore oppose such provisions.
5. Defensive Strategies. These proposals will be analyzed on a case-by-case basis to determine the effect on shareholder value. A decision will be based on whether the proposal enhances long-term economic value.
6. Business Combinations or Restructuring. These proposals will be analyzed on a case-by-case basis to determine the effect on shareholder value. A decision will be based on whether the proposal enhances long-term economic value.
7. Executive and Director Compensation. These proposals will be analyzed on a case-by-case basis to determine the effect on shareholder value. A decision will be based on whether the proposal enhances long-term economic value.


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